UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Myson, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

628635203

(CUSIP Number)

Bennett J. Yankowitz

Shumaker Mallory LLP

280 S. Beverly Dr., Suite 505

Beverly Hills, CA 90212

(424) 256-8560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628635203	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Rouf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,390,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,390,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 628635203	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is Myson, Inc. (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.00001 per share (“Shares”). The Company’s principal executive office is: 1141 W. Randolph St., Suite 200, Chicago, IL 60607.

Item 2. Identity and Background.

On March 30, 2023, the Company, entered into a Reorganization Agreement (the “Reorganization Agreement”) with Megamile Capital, Inc. d/b/a Mag Mile Capital f/k/a CSF Capital LLC (“Mag Mile Capital”) under which Mag Mile Capital was merged with and into Myson. The closing occurred on March 30, 2023. With the closing of the Reorganization Agreement, Henrik Rouf resigned as sole director and chief executive officer of the Company, effective as of May 15, 2023.

Under the terms of the Reorganization Agreement, Mag Mile Capital’s shareholders own as of March 30, 2023 88% of the issued and outstanding shares of Myson common stock or 87,424,424 of the 99,345,935 shares of the issued and outstanding shares of Myson common stock. Mr. Rouf currently owns 2,390,000 shares, constituting 2.4% of the total outstanding shares.

During the past five years, Mr. Rouf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Rouf has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 2.

Item 4. Purpose of Transaction.

See Item 2.

CUSIP No. 628635203	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, Mr. Rouf beneficially owned 2,390,000 Shares, constituting 2.4% of the outstanding Shares. The percentage of Shares owned is based on 99,345,935 Shares outstanding as of March 30, 2023 based on the Company’s Current Report on Form 8-K filed on March 31, 2023.

(b) Mr. Rouf has the sole power to vote, direct the vote, dispose and direct the disposition of 2,390,000 Shares.

(c) The Shares were originally acquired on May 17, 2022 in the form of 1,000 shares of preferred stock, which were converted to 10,000,000 shares of common stock on June 8, 2022.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rouf and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 628635203	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023	/s/ Henrik Rouf
Henrik Rouf